Exhibit 12

ECOLAB INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Six Months Ended
	June 30		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings
Pre-tax income from continuing operations before income or loss from equity investees	$342.3	$323.4	$679.6	$747.7	$620.1	$651.2	$618.0

Fixed charges, as computed below	184.7	51.3	125.4	105.9	107.8	112.1	97.2

Total earnings including fixed charges	$527.0	$374.7	$805.0	$853.6	$727.9	$763.3	$715.2

Fixed Charges
Interest expense and amortization of debt premiums and discounts related to indebtedness	$154.8	$29.8	$82.1	$65.6	$67.5	$70.8	$58.9
Appropriate portion (1/3) of rentals representative of the interest factor	29.9	21.5	43.3	40.3	40.3	41.3	38.3

Total fixed charges	$184.7	$51.3	$125.4	$105.9	$107.8	$112.1	$97.2

Ratio of earnings to fixed charges	2.85	7.30	6.42	8.06	6.75	6.81	7.36